UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Electronic Cigarettes International Group, Ltd.

(Name of Issuer)

Common Stock
Par Value $0.001 per Share

(Title of Class of Securities)

285560207

(CUSIP Number)

Dennis F. Connolly

Godfrey & Kahn, S.C.

833 E. Michigan Street, Suite 1800

Milwaukee, Wisconsin 53202

(414) 273-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

_______________________________

July 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285560207

1.	NAME OF REPORTING PERSON Calm Waters Partnership 39-6220593
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP 1(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 432,928,140 shares[1]
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 432,928,140 shares[1]
11.	1AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,928,140 shares[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.3%[2]
14.	TYPE OF REPORTING PERSON PN

___________________________

[1]

Includes currently exercisable warrants for 343,382,429 shares of common stock and 57,708,919 shares of common stock issuable upon conversion of convertible notes of the Company in the aggregate principal amount of $8,449,425.85.

[2]

The Company currently has 300,000,000 shares of Common Stock authorized for issuance and had 106,100,164 shares of Common Stock issued and outstanding as of July 8, 2016, after giving effect to the Transaction (as defined below).  The Reporting Person has the right to acquire a number of shares in excess of the number of shares of Common Stock remaining available for issuance.  This percent assumes the Reporting Person acquires the remaining authorized shares available for issuance

CUSIP No. 285560207

1.	NAME OF REPORTING PERSON Richard S. Strong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP 1(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 432,928,140 shares[1]
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 432,928,140 shares[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,928,140 shares[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.3%[2]
14.	TYPE OF REPORTING PERSON IN

___________________________

[1]

Includes currently exercisable warrants for 343,382,429 shares of common stock and 57,708,919 shares of common stock issuable upon conversion of convertible notes of the Company in the aggregate principal amount of $8,449,425.85.

[2]

The Company currently has 300,000,000 shares of Common Stock authorized for issuance and had 106,100,164 shares of Common Stock issued and outstanding as of July 8, 2016, after giving effect to the Transaction (as defined below).  The Reporting Person has the right to acquire a number of shares in excess of the number of shares of Common Stock remaining available for issuance.  This percent assumes the Reporting Person acquires the remaining authorized shares available for issuance

CUSIP No. 285560207

1.	NAME OF REPORTING PERSON Walter H. Morris
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP 2(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,991,384 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 1,991,384 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,991,384 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14.	TYPE OF REPORTING PERSON IN

Item 1.

Security and Issuer

This Statement relates to the common stock, $0.001 par value (the “Common Stock”), of Electronic Cigarettes International Group, Ltd., a Nevada corporation (the “Company”), with its principal executive offices located at 1707 Cole Boulevard, Suite 350, Golden, CO 80401.

Item 2.

Identity and Background

This Statement is being filed by Calm Waters Partnership, a Wisconsin general partnership (“Calm Waters”), Richard S. Strong and Walter H. Morris (together, the “Reporting Persons”).  The principal address of each of the Reporting Persons is 115 South 84th Street, Suite 200, Milwaukee, WI 53214.  Calm Waters is a private investment partnership owned by Mr. Strong and an immediate family member.  Mr. Strong is a private investor.  Mr. Morris is a Research Analyst of Baraboo Growth, LLC, a family office for the Richard S. Strong family.  Mr. Morris reports to Mr. Strong and provides research and analysis relating to Calm Waters’ investment in the Company.  Mr. Strong and Mr. Morris are U.S. citizens.

The Reporting Persons may constitute a “group” for purposes of Rule 13d-5 under the Exchange Act with respect to their beneficial ownership of the Common Stock.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoying future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

On July 8, 2016, the Reporting Persons acquired beneficial ownership of more than 5% of the Company’s outstanding Common Stock from the Company pursuant to a restructuring  (the “Transaction”) which included:

•

The amendment of a credit agreement between Calm Waters and the Company providing for, among other things, the issuance of 30,676,704 shares of Common Stock to Calm Waters in lieu of past due interest payments on the term loan and convertible notes held by Calm Waters in the amount of $4,448,122.10.

•

The amendment of certain convertible notes issued by the Company to Calm Waters which resulted in Calm Waters acquiring beneficial ownership of 56,892,592 shares of Common Stock.  The amendment resulting in this beneficial ownership was made in consideration of other amendments to such notes to which Calm Waters agreed, and no other consideration was paid by Calm Waters.

•

The assumption of a convertible note in the aggregate principal amount of $200,000 by Calm Waters for cash consideration in the same amount and the amendment thereof which resulted in Calm Waters acquiring beneficial ownership of 816, 327 shares of Common Stock.

•

The amendment or amendment and restatement of certain warrants issued by the Company to Calm Waters which resulted in Calm Waters acquiring beneficial ownership of 294,294,399 shares of Common Stock.  The amendments resulting in this beneficial ownership were made in connection with the restructuring and no additional consideration was paid by Calm Waters.

•

The issuance of a new warrant by the Company to Calm Waters which resulted in Calm Waters acquiring beneficial ownership of 49,088,030 in consideration for a new $4 million term loan, the assumption of term loans held by other holders in the aggregate principal amount of $1.8 million for cash consideration in the same amount and the assumption of the convertible note described above.

All of the funds described above were personal funds of Calm Waters.  Prior to the Transaction, Calm Waters beneficially owned 1,160,088 shares of Common Stock.  Under the terms of the convertible notes and warrants to purchase shares of Common Stock that Calm Waters held prior to the Transaction, Calm Waters could not convert those notes or exercise those warrants to the extent its resulting beneficial ownership would exceed 4.99% of the outstanding shares of Common Stock.  Such convertible notes and associated warrants to purchase an aggregate of 20,673,987 shares of Common Stock were acquired in connection with loans totaling $12,459,953, of which $4,210,527 has been repaid ($3,157,895 was refinanced as part of the term loan described below) and were personal funds of Calm Waters.  Warrants to purchase an aggregate of 267,624,960 shares of Common Stock were acquired in connection with term loans made to the Company by Calm Waters in the aggregate principal amount of $68,042,955, which were made with personal funds of Calm Waters.  Warrants to purchase an aggregate of 5,995,453 shares of Common Stock were acquired in connection with Calm Waters entry into a forbearance agreement with the Company.  No additional consideration was paid by Calm Waters for such warrants.  As a result of the Transaction, as of July 8, 2016, Calm Waters and Mr. Strong had beneficial ownership of an aggregate of 432,928,140 shares of Common Stock.

As of July 8, 2016, Mr. Morris had beneficial ownership of an aggregate of 1,991,384 shares of Common Stock all of which shares were subject to warrants and convertible notes acquired prior to the Transaction.  Such convertible notes and associated warrants to purchase an aggregate of 1,608,578 shares of Common Stock were acquired for an aggregate purchase price of $195,455.66 and were personal funds of Mr. Morris. Warrants to purchase an aggregate of 382,806 shares of Common Stock were acquired in connection with a term loan made to the Company by Mr. Morris in the aggregate principal amount of $100,000, which was made with personal funds of Mr. Morris.

Item 4.

Purpose of Transaction

The Reporting Persons acquired the shares of the Common Stock, convertible notes and warrants for investment purposes.  The Reporting Persons have engaged in regular communications with the chief executive officer and certain other officers and employees of the Company, and may engage in the future, in regular communication with the chief executive officer, the chief financial officer, other officers or employees, directors or other representatives of the Company regarding the Company, including but not limited to operational, financial performance and strategic matters as well as matters that require the consent of Calm Waters under the credit agreement, such as the grant of options and other equity awards to employees of the Company in excess of the amounts that may be issued thereunder.  The Reporting Persons have no intention of increasing their ownership of Common Stock other than pursuant to exercise of the warrants, conversion of the notes and the receipt of Common Stock in lieu of cash interest due under the term note and the convertible notes.  The Reporting Persons reserve the right to acquire additional shares of Common Stock or dispose of shares of Common Stock from time to time.

Item 5.

Interest in Securities of the Issuer

(a)

See cover pages.

(b)

See cover pages.

(c)

Except as set forth in this Statement, the Reporting Persons have not effected any transactions in the Common Stock in the last 60 days.

(d)

The partners of Calm Waters have the right to receive dividends from, or the proceeds from the sale of, the Common Stock held by Calm Waters.  The partners of Calm Waters are Mr. Strong and a member of his immediate family.

(e)

Not Applicable.

Each Reporting Person disclaims beneficial ownership of any shares of Common Stock, other than those shares of Common Stock for which such Reporting Person may exercise direct voting or dispositive power.  The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for any purpose, the beneficial owner of any securities that are owned by any other Reporting Persons.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement with respect to the joint filing of this Schedule 13D and any amendments hereto.  A copy of the Joint Filing Agreement is attached as Exhibit 1 and is incorporated herein by reference.

Calm Waters is party to an intercreditor agreement with other term loan lenders and convertible note holders, including Mr. Morris, which sets forth certain agreements among the lenders and noteholders in the event of default by the Company, with respect to the collateral securing such term loans and convertible notes, and with respect to the exercise of other rights.

The Reporting Persons, together with other holders of convertible notes and warrants issued by the Company, are also party to registration rights agreements pursuant to which the Company, under certain circumstances, is obligated to register the resale of shares of Common Stock held by the Reporting Persons and such other holders.

Except as set forth in response to other Items of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.

Material to Be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement
2

Credit Agreement between Calm Waters and the Company dated as of April 27, 2015 (the “CW Credit Agreement”), incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 1, 2015

3	Amendment No. 1 to CW Credit Agreement, dated June 26, 2015, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 2, 2015
4	Guarantee and Collateral Agreement, dated as of April 27, 2015, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on March 4, 2015
5	Amendment No. 3 to CW Credit Agreement, dated October 30, 2015, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 5, 2015
6	Amendment No. 4 to CW Credit Agreement, dated January 11, 2016, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 25, 2016
7	Amendment No. 5 to CW Credit Agreement, dated July 8, 2016, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2016
8	Amended and Restated Common Stock Purchase Warrant, originally issued April 27, 2015

Exhibit No.	Description
9	Amended and Restated Common Stock Purchase Warrant, originally issued June 26, 2015
10	Amended and Restated Common Stock Purchase Warrant, originally issued September 30, 2015
11	Amended and Restated Common Stock Purchase Warrant, originally issued January 11, 2016
12	Common Stock Purchase Warrant, issued July 8, 2016
13

Credit Agreement, dated April 27, 2015 (the “Additional Lender Credit Agreement”), by and among the Borrower, Tiburon Opportunity Fund, L.P., as a lender and as agent, and various additional lenders party thereto, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 1, 2015

14	Amendment No. 1 to Additional Lender Credit Agreement, dated July 8, 2016, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2016
15	Common Stock Purchase Warrant, issued July 8, 2016
16	Amended and Restated Intercreditor Agreement, dated as of July 8, 2016, incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2016
17	Registration Rights Agreement, dated as of April 27, 2015, incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on May 1, 2015
18	Amendment No. 1 to Registration Rights Agreement, dated as of June 26, 2015
19	Amendment No. 2 to Registration Rights Agreement, dated as of September 30, 2015

Exhibit No.	Description
20	Amendment No. 3 to Registration Rights Agreement, dated as of July 8, 2016, incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2016
21	Form of 15% Senior Secured Convertible Promissory Note, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 6, 2014
22	Amendment No. 1 to Senior Secured Convertible Promissory Note, dated January 7, 2015
23	Amendment No. 2 to Senior Secured Convertible Promissory Note, dated July 8, 2016
24	8% Senior Secured Convertible Promissory Note, dated January 14, 2014
25	Amendment No. 1 to Senior Secured Convertible Promissory Note, dated July 8, 2016
26	Form of Common Stock Purchase Warrant, dated February 28, 2014, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 6, 2014
27	Amendment No. 1 to Common Stock Purchase Warrant, dated June 30, 2015
28	Amendment No 2. to Common Stock Purchase Warrant, dated July 8, 2016
29	Common Stock Purchase Warrant, dated January 16, 2015
30	Amendment No. 1 to Common Stock Purchase Warrant, dated July 8, 2016
31	Common Stock Purchase Warrant, dated January 16, 2015

Exhibit No.	Description
32	Amendment No. 1 to Common Stock Purchase Warrant, dated July 8, 2016
33	Common Stock Purchase Warrant, dated January 16, 2015
34	Amendment No. 1 to Common Stock Purchase Warrant, dated July 8, 2016
35	Form of Common Stock Purchase Warrant, dated February 26, 2015, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 4, 2015
36	Amendment No. 1 to Common Stock Purchase Warrant, dated July 8, 2016
37	Form of Common Stock Purchase Warrant, dated February 26, 2015, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 4, 2015
38	Amendment No. 1 to Common Stock Purchase Warrant, dated July 8, 2016
39	Amended and Restated Registration Rights Agreement, dated February 28, 2014, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 6, 2014
40	Amended and Restated 4% Senior Secured Convertible Promissory Note dated July 8, 2016
41	Amended and Restated Common Stock Purchase Warrant, originally issued October 30, 2015

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2016	/s/ Richard S. Strong
Richard S. Strong

Dated: July 15, 2016	CALM WATERS PARTNERSHIP /s/ Richard S. Strong
Richard S. Strong Managing Partner

Dated: July 15, 2016	/s/ Walter H. Morris
Walter H. Morris

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, $0.001 par value, of Electronic Cigarettes International Group, Ltd., and that this Agreement be included as an Exhibit to such joint filing.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 15th day of July, 2016.

Dated: July 15, 2016	/s/ Richard S. Strong
Richard S. Strong

Dated: July 15, 2016	CALM WATERS PARTNERSHIP /s/ Richard S. Strong
Richard S. Strong General Partner

Dated: July 15, 2016	/s/ Walter H. Morris
Walter H. Morris